Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Endeavour Silver Corp. (“Endeavour”) 301 – 700 West Pender Street Vancouver, British Columbia Canada V6C 1G8

Item 2.	Date of Material Change

April 15, 2012

Item 3.	News Release

News Release dated April 15, 2012 was disseminated through Marketwire.

Item 4.	Summary of Material Change

Endeavour and AuRico Gold Inc. (“AuRico Gold”) have entered into a definitive agreement whereby Endeavour will acquire 100% interests in AuRico Gold's operating El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver- gold exploration project in Chihuahua State, Mexico, for total consideration of up to US$250 million.

Item 5.1	Full Description of Material Change

Endeavour and AuRico Gold entered into a definitive agreement whereby Endeavour will acquire 100% interests in AuRico Gold's operating El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver-gold exploration project in Chihuahua State, Mexico, for total consideration of up to US$250 million.

On Closing, Endeavour will pay AuRico Gold US$200 million, comprised of, at Endeavour's election, up to US$100 million of the purchase price in Endeavour common shares and the balance in cash. Post-Closing, AuRico Gold will be entitled to receive up to an additional US$50 million in cash payments from Endeavour upon the occurrence of certain events as follows:

	a.	$20 million if at any time during the 3 years following the Closing Date the Company renews or extends the Las Torres lease after the current lease expires.

b.

$10 million upon the simple average of the daily London Metal Exchange closing prices for gold exceeding $1,900 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Closing Date.

c.

$10 million upon the simple average of the daily London Metal Exchange closing prices for gold exceeding $2,000 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Closing Date.

	d.	$10 million upon the simple average of the daily London Metal Exchange closing prices for gold exceeding $2,100 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Closing Date.

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometers (km) from Endeavour's operating Guanajuato silver-gold mine in the northwest part of the Guanajuato district.

Guadalupe y Calvo is an advanced silver-gold exploration project located in the historic Guadalupe y Calvo mining district in Chihuahua State, Mexico, approximately 300 km southwest of the city of Chihuahua. AuRico Gold recently announced an updated resource estimate and preliminary economic assessment envisioning a combined open pit and underground silver-gold mining operation at Guadalupe y Calvo.

Closing of the transaction is subject to customary closing conditions including receipt of regulatory approvals.

The transaction is subject to a standard review by the competition and anti-trust commission of Mexico, with Closing anticipated within 45 business days.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Bradford J. Cooke, Chairman and Chief Executive Officer Telephone: (604) 685-9775

Item 9.	Date of Report

April 24, 2012